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                             May 23, 2024

       Tingfeng Weng
       Chief Executive Officer
       Wing Yip Food Holdings Group Ltd
       No.9, Guanxian North Rd,
       Huangpu Town, Zhongshan City,
       Guangdong, China 528429

                                                        Re: Wing Yip Food
Holdings Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 17, 2024
                                                            File No. 333-277694

       Dear Tingfeng Weng:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 17, 2024

       Cover Page

   1. We note your disclosure that two ADSs represent three of your ordinary shares. Please clarify if investors
can purchase odd numbers of ADSs, and whether purchasing an odd number of ADSs will
represent fractional ordinary shares. If so, please describe the material aspects of
such fractional shares.
       Use of Proceeds , page 48

   2. You estimate that you will receive net proceeds from this offering after deducting the estimated underwriting
discounts, the non-accountable expense allowance and the
                                                        estimated offering
expenses payable by you, of approximately US$10.46 million if the underwriters do not
exercise their over-allotment option, and US$12.03 million if the underwriters exercise
their over-allotment option in full. However, it appears that you
 Tingfeng Weng
Wing Yip Food Holdings Group Ltd
May 23, 2024
Page 2
         have only deducted the estimated underwriting discounts from gross proceeds. Please revise your disclosure to resolve this inconsistency. Please also revise your capitalization table on page 51 to reflect the appropriate net proceeds included in cash and cash equivalents in the "As adjusted (Over-allotment option not exercised)" and "As adjusted (Over-allotment option exercised in full)" columns.
Exhibits

3. We note your legal opinion filed as exhibit 5.1 opines as to the legality of ordinary shares issuable upon exercise of the representative's warrants in the form of American Depositary
         Shares. If you are still offering representative's warrants, please restore the disclosure throughout regarding representative's warrants.
       Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameTingfeng Weng                                 Sincerely,
Comapany NameWing Yip Food Holdings Group Ltd
                                                                Division of
Corporation Finance
May 23, 2024 Page 2                                             Office of
Manufacturing
FirstName LastName